J Sainsbury plc

04 MAR -2 AM 7:21

82-913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

04010209

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 18 February 2004

Dear Sir

SUPPL

Board Change / Store Acquisition

Please find enclosed a copies of the above announcements made to the London Stock Exchange on 17 and 18 February 2004 in respect of changes to the Company's Board and store acquisition.

Yours sincerely

Hazel Jarvis
Assistant Company Secretary

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

Enc

04 MAR -2 AM 7:21

18 February 2004

J Sainsbury plc announces acquisition of convenience store chain

J Sainsbury plc today announces that it has acquired Bells Stores, a chain of 54 high quality convenience stores in the Teesside, Co Durham, Wearside and Tyneside areas of north east England.

Bells Stores is owned and run by the Bell family and is widely regarded as a leading player within the convenience store sector due to its strong operational skills, advanced use of information technology and in-house distribution systems. The stores are typically around 2,000 sq ft, predominately in neighbourhood locations.

The acquisition continues Sainsbury's development within the convenience sector and underlines its commitment to increase its presence in the £21.5bn a year UK convenience market – one of the fastest growing segments in food retail. Sainsbury's currently has 66 Sainsbury Local stores developed organically and a further 15 in partnership with Shell UK Limited. In June 2003 it announced plans to extend the joint fuel and convenience store operation to 100 Shell locations across the UK. The acquisition of Bells Stores provides a further expansion into neighbourhood convenience retailing and, when the Shell roll-out has been completed, will take Sainsbury's presence in the convenience sector to circa 220 stores.

The 54 Bells Stores will operate as a separate business unit and will continue to be run by the current strong management of Steven Bell and David Graham. Sainsbury's and Bells will work together to introduce Sainsbury's expertise in fresh and convenience foods into the current Bells Stores offer. Bells' head office and distribution centre will be retained, minimising the resource required from Sainsbury's own business while delivering significant benefits from increased expertise in the convenience sector.

Peter Davis, group chief executive of Sainsbury's said, "This acquisition delivers a highly respected management team and a successful neighbourhood format strengthening our ability to grow our presence in the convenience market. We know that the Sainsbury's brand works very successfully with the convenience format and the Bells brand is an excellent match, standing for quality, service and value. We look forward to developing our convenience operation by sharing expertise with this first class operator."

Steven Bell, Joint-Managing Director and Vice Chairman of Bells Stores said, "We're delighted that we have been able to secure a deal with Sainsbury's that enables us to continue to run our business on the same strong foundations developed over the last 35 years. Sainsbury's provides access to an outstanding product range which we know will appeal to our local customers and the financial resources to continue developing our business in the north east region."

Notes

1. Bells Stores was founded in 1968 by the current Chairman Les Bell and is privately owned by the Bell family.
2. Net assets to be acquired at 31 October 2003 were £4.2million.
3. Sainsbury's launched its first three Sainsbury's Local pilot stores in June 1998.

Contact

Media	Jan Shawe	
	Pip Wood	+44 (0) 20 7695 6172
Investors	Roger Matthews	
	Lynda Ashton	+44 (0) 20 7695 7162

J Sainsbury plc - Announcement regarding Non-Executive Deputy Chairman

The board of J Sainsbury plc and Sir Ian Prosser have each considered carefully the reaction of certain institutional shareholders consulted on the appointment of Sir Ian Prosser as deputy chairman and chairman designate. As a result, Sir Ian has concluded that it would not be in the best interests of the company to proceed and has consequently decided to withdraw.

Sir Ian said "I do not believe it is now in the best interests of Sainsbury for me to take up this appointment. Sainsbury is a great company which will have an exciting future under the leadership of Justin King. I greatly regret not being part of that future".

Sir George Bull said "The board is grateful to Sir Ian for his consideration and understanding in this matter".

In the light of this development Lord Levene will continue as senior non-executive director, and with Sir George Bull's imminent retirement from the board, will also become chairman of the Nomination Committee. The Nomination Committee, on behalf of the Board, will commence a search for an alternative candidate for deputy chairman to replace Sir Peter Davis as chairman after the AGM in 2005. Justin King joins Sainsbury's on 29 March 2004 to take on the role of Group Chief Executive succeeding Sir Peter Davis.

For enquiries:

Investor Relations	Media
Roger Matthews	Jan Shawe
Lynda Ashton +44 (0) 20 7695 7162	Pip Wood +44 (0) 20 7695 6127